MIG, LLC
(f/k/a MIG, Inc.)
5960 Fairview Road, Suite 400
Charlotte, NC 28210
January 6, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MIG, Inc. (the “Registrant”) Request for Withdrawal of Pre-Effective Amendment No. 4 to Form T-3 Registration No. 022-28940
Ladies and Gentlemen:
     On December 30, 2010, the Registrant inadvertently filed a ministerial pre-effective amendment, number 4 (“Amendment 4”), to its Application for Qualification of Indenture on Form T-3, Registration No. 022-28940. The Company has been advised by the Commission that the T-3 was, in fact, declared effective by order of the Commission on December 29, 2010.
     In subsequent discussions between the Registrant’s counsel, Greenberg Traurig LLP, and members of the Staff of the Division of Corporation Finance, we have requested that, in light of the fact that the T-3 was already effective and Amendment 4 was only ministerial, Amendment 4 be disregarded and that no action be taken with respect thereto. To avoid any potential for future ambiguity in the Registrant’s file with the Commission, we hereby respectfully request withdrawal of Amendment 4, together with all exhibits thereto (EDGAR film number 101281602).
     The Registrant appreciates the Commission’s time and assistance throughout the course of this matter and regrets any inconvenience to the Staff. Please direct any questions regarding this matter to Ms. Barbara A. Jones, Esq., Greenberg Traurig LLP, at 617-310-6064 or by email at jonesb@gtlaw.com.

Very truly yours,

MIG, LLC (f/k/a/ MIG, Inc.)

By:	/s/ Peter Nagle
Name:	Peter Nagle
Title:	Chief Financial Officer